Rec-C 3/1/02

U.NGE COMMISSION
20549

02004934

ANNUAL AUDITED REPORT
FORM X-17A-12
PART IIB

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act
of 1934 and Rule 17a-12 Thereunder

SEC FILE NO.
8-52352

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
MAR 1 2002
616

NAME OF BROKER-DEALER:

Official Use Only

FIRM ID. NO.

Credit Suisse First Boston Capital LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

11 Madison Avenue
(No. and Street)

New York	New York	10010-3629
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave Fisher — (212) 325-8625
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue	New York	NY	10017
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
APR 04 2002
THOMSON
FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-12(n).*

This report contains (check all applicable boxes):

- [X] (a) **Facing Page**
- [X] (b) **Statement of Financial Condition**
- [X] (c) **Statement of Operations**
- [X] (d) **Statement of Cash Flows**
- [X] (e) **Statement of Changes in Member's Equity**
- [X] (f) **Statement of Changes in Borrowings Subordinated to Claims of General Creditors**
- [X] (g) **Computation of Net Capital Pursuant to Rule 15c3-1**
- [ ] (h) **Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
- [ ] (i) **Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
- [ ] (j) **A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 (not applicable)**
- [ ] (k) **A Reconciliation between the Audited and Unaudited Statements of Consolidated Financial Condition with respect to methods of Consolidation (see notes to the Consolidated Financial Statements)**
- [X] (l) **An Oath or Affirmation**
- [ ] (m) **A Copy of the SIPC Supplemental Report (under separate cover)**
- [X] (n) **A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)**
- [ ] (o) **Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures and Options accounts**
- [ ] (p) **Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to the Commodity Exchange Act**

See also PUBLIC report filed simultaneously herewith:
Securities Exchange Act:
Statement of Financial Condition
Supplemental Report on Internal Control



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Board of Directors
Credit Suisse First Boston Capital LLC
(formerly known as Credit Suisse First Boston Private Advisor, LLC):

We have audited the accompanying statement of financial condition of Credit Suisse First Boston Capital LLC (formerly known as Credit Suisse First Boston Private Advisor, LLC) (the "LLC"), as of December 31, 2001, that you are filing pursuant to rule 17a-12 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the LLC's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in a statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Credit Suisse First Boston Capital LLC (formerly known as Credit Suisse First Boston Private Advisor, LLC), as of December 31, 2001, in conformity with accounting principals generally accepted in the United States of America.

KPMG LLP

January 31, 2002



CREDIT SUISSE FIRST BOSTON CAPITAL LLC

(formerly known as Credit Suisse First Boston Private Advisor, LLC)

Statement of Financial Condition

December 31, 2001
(in thousands)

ASSETS

Securities borrowed	$	3,578
Financial instruments owned, at value :		
Money market instruments		152,915
Corporate equity securities		23,195
Derivative contracts		17,324
Total Assets	$	197,012

LIABILITIES AND MEMBER'S EQUITY

Payables:		
Customers	$	19,750
Brokers, dealers and other		107
Financial instruments sold not yet purchased, at value:		
Corporate equity securities		12,720
Derivative contracts		794
Accounts payable and accrued expenses		11,260
Subordinated borrowings		75,000
Total liabilities		119,631
Member's equity:		
Member's contributions		136,600
Accumulated deficit		(59,219)
Total member's equity		77,381
Total Liabilities and Member's Equity	$	197,012

See accompanying notes to statement of financial condition.

CREDIT SUISSE FIRST BOSTON CAPITAL LLC
(formerly known as Credit Suisse First Boston Private Advisor, LLC)
Notes to Statement of Financial Condition
December 31, 2001

1. Organization and Description of Business

Credit Suisse First Boston Capital LLC ("the Company"), formerly known as Credit Suisse First Boston Private Advisor, LLC, is a wholly owned subsidiary of Credit Suisse First Boston Capital Holdings, Inc. (the "Parent Company"), which is a wholly owned subsidiary of Credit Suisse First Boston (USA), Inc. ("CSFB (USA) Inc."), and an indirect wholly owned subsidiary of Credit Suisse First Boston, Inc. ("CSFB Inc."), whose ultimate parent is Credit Suisse Group ("CSG"). The Company was incorporated in Delaware on January 13, 2000.

The Company was originally established with the intention of offering advisory services and online trading to sophisticated investors, but operations never commenced. Management modified its original plan, and the current strategy is to utilize the Company to conduct OTC derivative operations. As a result of the change in strategy, a restructuring provision related primarily to employee termination benefits and break-up fees with vendors was established in the previous fiscal year. CSFB Inc. established an exit plan (the "Plan") to mandate the major actions taken to exit the original strategy, terminate certain employees, and break existing commitments with vendors. The exit activities undertaken as a result of the Plan resulted in the Company incurring certain costs and employee termination benefit payments that had no future economic benefit and that were not associated with generating future revenue. All of the amounts were determined in accordance with the guidelines included in Emerging Issues Task Force 94-3, "Liability Recognition of Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". Amounts accrued as of December 31, 2000 of $3 million related to restructuring activities were fully paid during 2001.

The accompanying Statement of Financial Condition has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated entity.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). On May 1, 2001, the Company received approval from the SEC to operate as an "OTC Derivatives Dealer", which is a special category of broker-dealer engaged in an OTC derivatives business. Under its new strategy, the Company intends to trade in OTC derivatives on its own account and provide brokerage services for corporate customers and affiliated entities. As an OTC Derivatives Dealer, the Company calculates its capital charges for market risk using the Company's internal value at risk ("VaR") models.

2. Summary of Significant Accounting Policies

The preparation of the Statement of Financial Condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Substantially all of the Company's financial assets and liabilities, as well as financial instruments with off-balance sheet risk, are carried at market or fair values or are carried at amounts that approximate fair value. Fair value is estimated at a specific point in time, based on quoted market prices or estimated fair value as determined by management through the use of price quotes from brokers and dealers, discounted expected cash flows, model pricing, or other appropriate methods. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument.

2. Summary of Significant Accounting Policies (Continued)

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), which requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting. The pooling of interest method will no longer be permitted. No business combinations were initiated or consummated during 2001.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"), which requires that goodwill be reviewed for impairment instead of being amortized to earnings. The statement is effective for fiscal years beginning after December 15, 2001. SFAS 142 will not have an impact on the Company's financial statements, unless the Company consummates a business combination.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. SFAS 143 is not expected to have a significant impact on the Company's financial statements.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which replaces FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS 144 requires that long-lived assets which are "held for sale" be measured at the lower of carrying amount or fair value less cost to sell and also broadens the reporting requirements for discontinued operations. This statement is effective for fiscal years beginning after December 15, 2001, and is to be applied prospectively. SFAS 144 is not expected to have a significant impact on the Company's financial statements.

Securities borrowed are recorded at the amount of cash collateral advanced. For securities borrowed, the Company deposits cash with the lender. The Company monitors the market value of securities borrowed daily and deposits additional collateral, as required by counterparties.

Amounts receivable and payable for securities and derivatives transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Financial instruments owned at value, and financial instruments sold not yet purchased, include money market instruments, derivative contracts and equity securities, and are recorded in the Statement of Financial Condition on a trade date basis.

The Company is a limited liability company that, for tax purposes, is treated as a corporation. The Company is included in the consolidated U.S. federal, state and local income tax returns of CSFB Inc. Pursuant to a tax sharing arrangement, all tax benefits allocable to the Company have been calculated at the Parent Company level and allocated to the Company by the Parent Company. Such tax benefits and any related deferred tax assets were determined on the basis of their expected utilization in the consolidated income tax returns. Amounts due to the Company in respect of deferred tax assets of $1.2 million are included on a net basis in amounts due to affiliated entities which is included in Accounts payable and accrued expenses in the Statement of Financial Condition.

3. Subordinated Borrowings and Member's Equity

At December 31, 2001, the Company's outstanding subordinated borrowings were as follows:

	(in thousands)
Subordination Agreements:	
Due May 10, 2011	$ 75,000
Total subordinated borrowings	$ 75,000

On May 10, 2001, the Company entered into a $250 million subordinated financing arrangement with CSFB (USA) Inc. The facility matures on May 10, 2011. On May 17, 2001, the Company drew down $75 million under its new facility.

The above subordinated loan agreement is at a floating interest rate and is equivalent to those obtained by CSFB (USA), Inc. for its subordinated borrowings. The weighted average effective interest rate for these borrowings for the period ending December 31, 2001 was 4.28%. The fair value of these borrowings approximates the amounts reflected in the Statement of Financial Condition.

The borrowings under these agreements qualify as regulatory capital and the agreements include all statutory restrictions specified by the Uniform Net Capital Rule under the Securities Exchange Act of 1934, including restrictive covenants relating to additional subordinated borrowings and to minimum levels of net capital, as defined, and member's equity. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

On May 17, 2001, the Company received capital contributions of $45 million from its parent company, Credit Suisse First Boston Capital Holdings, Inc.

4. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. Total assets and liabilities at December 31, 2001 include $ 20.9 million and $104.6 million respectively, resulting from these transactions.

5. Net Capital Requirements

The Company computes its net capital using Appendix F of SEC Rule 15c3-1, under the Securities Exchange Act of 1934 (the "Exchange Act"). At December 31, 2001, the Company's tentative net capital of $152.4 million was in excess of the minimum requirement for tentative net capital of $100 million by $52.4 million. At December 31, 2001, the Company's net capital of $130.4 million, allowing for market and credit risk exposure of $21.3 million and $0.7 million, respectively, was in excess of the minimum requirement of $20 million by $110.4 million.

The Company operates pursuant to the (k)(2)(ii) exemptive provisions of the Securities and Exchange Commission's Computation of Reserve Requirements Rule 15c3-3 and, accordingly, all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

6. Derivative Financial Instruments

The Company, as an "OTC Derivatives Dealer", plans to engage in a broad-based OTC derivatives business. In general, derivatives are contractual agreements that derive their values from the performance of underlying assets, interest or currency exchange rates, or a variety of indices. The Company enters into derivative transactions for trading purposes or to provide products for its clients. Trading derivatives are recorded at fair value. At December 31, 2001, these transactions consist solely of option contracts.

Options

The Company purchases and writes options contracts for trading purposes and to meet customers' needs. With written options, the Company receives a cash premium and is obligated if the option is exercised to buy or sell the underlying instrument for a fixed price on or before a specified date. The Company also purchases options for trading purposes. With purchased options, the Company gets the right, for a fee, to buy or sell the underlying instrument at a fixed price on or before a specified date. The underlying instruments for these options include equities. All options, including premiums paid and received, are reported at fair value, based on quoted market prices or management's best estimate using established valuation models or techniques.

The fair values of derivatives outstanding at December 31, 2001 are as follows:

	Assets (in millions)	Liabilities (in millions)
Options	$ 17.3	$ 0.8

These amounts are included as derivative contracts in financial instruments owned/sold not yet purchased in the statement of financial condition.

7. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's activities include various securities and financial instrument transactions. To execute these transactions, the Company purchases and sells (including "short sales") securities and writes options contracts. The Company is exposed to the risk that a customer or counterparty to the off-balance sheet transaction is unable to fulfill its contractual obligations, and that collateral held is not sufficient to cover losses. In these situations, the Company may be required to purchase or sell financial instruments at prevailing market prices, which may not fully cover the obligations of its customers or counterparties. This risk is limited by requiring counterparties to maintain collateral that complies with internal guidelines.

The Company plans to use securities as collateral to support various secured financing sources. If the counterparty does not meet its contracted obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company will control this risk by monitoring the market value of securities pledged each day and by requiring collateral levels to be adjusted in the event of excess market exposure. As of December 31, 2001, the Company has no collateral pledged to counterparties.

8. Concentrations of Credit Risk

As an OTC derivatives dealer, the Company plans to engage in various OTC derivative activities servicing a diverse group of foreign corporations and institutional and individual investors. It is anticipated that a substantial portion of the Company's transactions will be executed with and on behalf of institutional investors including other brokers and dealers. These transactions are generally collateralized.

Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by contracting derivative and forward transactions with customers and dealers, and the holding in inventory of bonds and/or loans. The Company uses various means to manage its credit risk. The credit-worthiness of all counterparties is analyzed at the outset of a credit relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups or classes of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from certain counterparties or for certain types of credit transactions.



345 Park Avenue
New York, NY 10154

The Board of Directors
Credit Suisse First Boston Capital LLC
(formerly known as Credit Suisse First Boston Private Advisor, LLC):

In planning and performing our audit of the financial statements of Credit Suisse First Boston Capital LLC (the "Company") (formerly known as Credit Suisse First Boston Private Advisor, LLC) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-12(h)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-12(h) in making the periodic computations of net capital under Rule 15c3-1 and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-12(h) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them



to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-12(h) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 31, 2002